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                                                                 Exhibit (a)(12)
                                                           [Atrion Logo]


PRESS RELEASE


                    ATRION CORPORATION ANNOUNCES PRELIMINARY
                     RESULTS OF DUTCH AUCTION TENDER OFFER


         ALLEN, Texas (April 26, 1999) - Atrion Corporation (Nasdaq/NM-ATRI) announced today the preliminary results of its "Dutch auction" tender offer that expired at 5:00 p.m., New York City time on Friday, April 23, 1999. On March 22, 1999, Atrion commended its tender offer to purchase up to 400,000 shares of its Common Stock, or 14.2% of its then outstanding shares, at a price not greater than $10.00 nor less than $8.00 per share. Based on a preliminary count by the depositary for the offer, 301,549 shares of the Company's Common Stock were properly tendered at or below $10.00 per share. Atrion expects to purchase all shares of its Common Stock properly tendered, subject to final confirmation, at a price of $10.00 per share.

         "We are pleased to have been able to provide liquidity through the tender offer for those stockholders wishing to sell. At the same time, we believe these repurchases enhance shareholder value for our remaining stockholders," stated Emile A. Battat, Chairman, President and CEO of Atrion.

         The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn. Atrion expects payment for shares accepted for purchase to occur as soon as is practicable.

         Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.

CONTACT:
Jeffery Strickland
Vice President and Chief Financial Officer
(972) 390-9800




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